EMPLOYMENT AGREEMENT

EMPLOYMENT AGREEMENT dated as of September 17, 2012 (the “Effective Date”), by and between IntraLinks Holdings, Inc., a Delaware corporation with its principal place of business at New York, New York (hereinafter referred to as the “Company”), and Derek Irwin, residing at XXXXXXXXXXXXXXXXXXX (hereinafter referred to as “Executive”).

WHEREAS, the Company desires to employ Executive as Chief Financial Officer, subject to the terms and conditions of this agreement (this “Agreement”).

NOW, THEREFORE, in consideration of the promises and covenants herein, the parties agree as follows:

1. Employment

Executive accepts employment with the Company on the Effective Date in accordance with the terms and conditions of this Agreement. Executive is and will be an employee at will, which means that either Executive or the Company may terminate the employment relationship at any time, with or without “Cause”, as defined below, or notice, subject to the provisions of Sections 4 and 5 of this Agreement.

2. Duties

2.1 Executive shall, during the term of his employment with the Company, perform the duties of Chief Financial Officer and shall perform such other duties as shall be specified and designated from time to time by the Chief Executive Officer (the “CEO”) or his successor or designee. Executive shall devote his full business time and effort to the performance of his duties hereunder. Executive shall report to the CEO or such other senior officer of the Company (without resulting in substantial diminution of Executive’s duties) as the CEO or the Company’s board of directors (the “Board of Directors”) shall designate from time to time. Notwithstanding the foregoing, Executive may engage in or serve such civic, community, charitable, educational, religious or non-profit organizations and boards as he may select so long as such service does not materially interfere with Executive’s performance of his duties to the Company as provided in this Agreement. Executive may also serve on one private or public for-profit board until January 31, 2013, at which time Executive shall resign from any such for-profit board.

2.2 Executive’s employment hereunder shall be subject to the rules and regulations of the Company involving the general conduct of business of the Company in force from time to time and applicable to senior executives of the Company.

2.3 The parties hereto understand and acknowledge that the Company’s headquarters are located in New York, NY, the Executive’s principal work location (the “Executive’s Office Location”); provided that, the Executive may be required to travel to other locations in the ordinary course of business or as directed by the Board of Directors.

3. Compensation

3.1 Salary. The Company shall pay Executive an annualized salary of $310,000.00 (the “Annual Salary”), in accordance with the customary payroll practices of the Company applicable to senior executives. Executive’s performance and Annual Salary shall be reviewed annually in accordance with the Company’s policy and his Annual Salary may be adjusted upward (but not downward) in the sole discretion of the Compensation Committee of the Board of Directors (the “Compensation Committee”).

3.2 Signing Bonus. The Company shall pay Executive $47,500.00 in lump sum at the time of the Company’s regular payroll cycle following the three-month anniversary of the Executive’s start date. In the event Executive voluntarily terminates his employment prior to the 12-month anniversary of Executive’s start date, Executive shall repay this amount to the Company within ten (10) business days of such voluntary termination.

3.3 Annual Bonus. Executive shall be eligible to receive an annual bonus (with a target “at plan” amount equal to 60% of the amount of Annual Salary actually paid or accrued during the calendar year) (the “Target Bonus”), the criteria for, exact amount and award of said Target Bonus to be determined in the discretion of the Compensation Committee; provided that, the Company may award a bonus less than or in excess of the Target Bonus depending on the levels at which bonus plan targets are achieved. Bonuses payable to Executive pursuant to this Section 3.3 shall be paid to Executive at the same time such bonuses are paid to the most senior executive officers of the Company, but in no event later than March 15th of the calendar year immediately following the calendar year in which it was earned. Except as set forth in Sections 4 and 5.3 hereof, Executive shall be eligible to receive any such bonus if Executive is actively employed by the Company on the date bonuses, if any, are paid and Executive has not given notice of resignation or been given notice of termination by the Company for “Cause,” as defined in this Agreement, on or prior to that date. Subject to the preceding sentence, the amount of any bonus relating to the year in which Executive begins employment (“start year”) will be pro-rated based upon the number of days employee is employed by the Company during the start year.

3.4 Equity Grant. Subject to approval by the Compensation Committee, you will be granted an option to purchase 300,000 shares of the Company’s common stock.  The exercise price per share of the Option will be equal to the closing trading price of the Common Stock on the New York Stock Exchange on the date that the option is granted (the “Option Grant”). The Option Grant will be subject to the terms and conditions applicable to options and restricted stock units granted under the Company’s 2010 Equity Incentive Plan, as amended from time to time (the “Plan”), and the applicable award agreement.

3.5 Benefits. Executive shall be eligible to participate in the Company’s employee benefits plans, subject to the terms and conditions of the applicable plan documents, and subject to the Company’s right to amend, terminate, increase costs and/or take other similar action with respect to any or all of its benefit plans, as with all other plans and programs of the Company.

3.6 Expenses. The Company shall pay or reimburse Executive for all reasonable out-of-pocket expenses actually incurred by Executive in the performance of Executive’s services under this Agreement, in accordance with the Company’s expense reimbursement policies in effect from time to time (including timely submission of proof of such expenses (including, in the case of reimbursements, proof of payment) in such form as the Company may require). If an expense reimbursement is not exempt from Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A”), the following rules apply: (i) in no event shall any reimbursement be paid after the last day of the taxable year following the taxable year in which the expense was incurred; (ii) the amount of reimbursable expenses incurred in one tax year shall not affect the expenses eligible for reimbursement in any other tax year; and (iii) the right to reimbursement for expenses is not subject to liquidation or exchange for any other benefit.

3.7 Vacation. Executive shall be entitled to 24 vacation and five sick days per full calendar year of his employment.

3.8 Delivery of Compensation. In the event of Executive’s death, any accrued but unpaid payments by the Company hereunder shall be made to the executors or administrators of Executive’s estate against the delivery of such tax waivers, proper letters testamentary and other documents as the Company may reasonably request.

4. Termination upon Death or Disability

This Agreement and the Executive’s employment shall terminate upon Executive’s death. If Executive becomes disabled, the Company may terminate this Agreement and Executive’s employment by written notice to Executive. For purposes hereof, “disability” shall be defined to mean Executive’s inability, due to physical or mental incapacity, to substantially perform his duties and responsibilities under this Agreement for a period of ninety (90) consecutive days from the date of such disability as determined by an approved medical doctor selected by the mutual agreement of the parties hereto. In the event that the parties hereto cannot agree on an approved medical doctor, each party shall select a medical doctor and the two doctors shall select a third medical doctor who shall serve as the approved medical doctor hereunder. Upon death or termination of employment by virtue of disability, Executive (or Executive’s estate or beneficiaries in the case of the death of Executive) shall have no right to receive any compensation or benefit hereunder on and after the effective date of the termination of employment other than (i) Annual Salary earned and accrued under this Agreement prior to the effective date of termination; (ii) earned, accrued and vested benefits and paid time off, subject to the terms of the plans applicable thereto; (iii) pro-rated bonus determined in accordance with the provisions of Section 5.3(c); and (iv) reimbursement under this Agreement for expenses incurred prior to the effective date of termination. The pro-rated bonus shall be paid to Executive (or Executive’s estate or beneficiaries in the case of the death of the Executive) at such time when the Company pays bonuses to its senior executives. This Agreement shall otherwise terminate upon the effective date of the termination of employment and Executive shall have no further rights hereunder.

5. Other Terminations of Employment

5.1 Termination for Cause. The Company may terminate this Agreement and Executive’s employment hereunder for Cause. For purposes of this Agreement, “Cause” shall mean: (i) conduct by Executive constituting a material act of misconduct in connection with the performance of his duties, including, without limitation, misappropriation of funds or property of the Company or any of its subsidiaries or affiliates other than the occasional, customary and de minimis use of Company property for personal purposes; (ii) the commission by Executive of any felony involving deceit, dishonesty or fraud, or any conduct by Executive that would reasonably be expected to result in material economic injury or reputational harm to the Company or any of its subsidiaries and affiliates if he were retained in his position; (iii) willful and continued non-performance by Executive of his duties hereunder (other than by reason of Executive’s physical or mental illness, incapacity or disability); (iv) a breach by Executive of any of the provisions contained in Section 7 of this Agreement; (v) a material violation by Executive of the Company’s material written employment policies, where such violations results in material harm to the Company; or (vi) failure to cooperate with a bona fide internal investigation or an investigation by regulatory or law enforcement authorities, after being instructed by the Board of Directors to cooperate, or the willful destruction or failure to preserve documents or other materials known to be relevant to such investigation or the inducement of others to fail to cooperate or to produce documents or other materials in connection with such investigation; provided that, with respect to subsections (iii) and (v) above, Cause will only be deemed to occur after written notice to Executive describing in reasonably specific detail the events/actions giving rise to the Cause determination, and the failure by Executive to cure such events/actions giving rise to the Cause determination within thirty (30) days following such written notice. Notwithstanding any other provision of this Agreement, if the Company terminates Executive’s employment in accordance with the terms of this Section 5.1 for Cause, Executive shall have no right to receive any compensation or benefit hereunder on and after the effective date of the termination of employment other than (w) Annual Salary earned and accrued under this Agreement prior to the effective date of termination; (x) earned, accrued and vested benefits and paid time off under this Agreement prior to the effective date of termination, subject to the terms of the plans applicable thereto (and any applicable laws and regulations); and (y) reimbursement under this Agreement for expenses incurred prior to the effective date of termination. This Agreement shall otherwise terminate upon the effective date of the termination of employment and Executive shall have no further rights hereunder.

5.2 Termination by Executive. Notwithstanding any other provision of this Agreement, if Executive terminates this Agreement and his employment under this Section 5.2, Executive shall have no right to receive any compensation or benefit hereunder on and after the effective date of the termination of employment other than (i) Annual Salary earned and accrued under this Agreement prior to the effective date of termination; (ii) earned, accrued and vested benefits and paid time off under this Agreement prior to the effective date of termination, subject to the terms of the plans applicable thereto (and any applicable laws and/or regulations); and (iii) reimbursement under this Agreement for expenses incurred prior to the effective date of termination. This Agreement shall otherwise terminate upon the effective date of the termination of employment and Executive shall have no further rights hereunder. Executive shall endeavor to provide thirty (30) days’ prior written notice to the Company if he terminates his employment under this Section 5.2.

5.3 Termination by the Company Without Cause. The Company may terminate this Agreement and Executive’s employment at any time for any reason. If this Agreement and Executive’s employment with the Company is terminated pursuant to this Section 5.3 for reasons other than Cause, Executive’s death or disability, Executive shall have no right to receive any compensation or benefit hereunder on and after the effective date of the termination of employment other than:

(a) Annual Salary earned and accrued under this Agreement prior to the effective date of termination and any earned but unpaid bonus;

(b) an additional six (6) months of Annual Salary at the rate in effect at termination payable in the form of salary continuation, subject to applicable withholding taxes; and

(c) an amount equal to the bonus that Executive would have received for the year of termination if Executive had remained employed throughout the calendar year, with such amount to be determined at the end of the calendar year based on the levels at which the bonus plan targets are achieved, multiplied by a fraction, the numerator of which being the number of calendar days Executive is employed in the calendar year of termination and the denominator of which being 365:

(d) payment of the premiums for Executive’s group health insurance coverage pursuant to COBRA, if eligible and elected, for a period of six (6) months, or until such sooner date that Executive begins employment with another employer; provided that after expiration of the relevant COBRA payment period above, the Company will allow Executive to continue such coverage at his own expense for the remainder of any COBRA continuation period pursuant to applicable law and Executive shall notify the Company immediately upon acceptance of employment with another employer;

(e) accelerated vesting of Executive’s equity awards with service vesting through the next six (6) months;

(f) earned, accrued and vested benefits and paid time off under this Agreement prior to the effective date of termination, subject to the terms of the plans applicable thereto; and

(g) reimbursement under this Agreement for expenses incurred prior to the effective date of termination.

The amounts due under Sections 5.3(b) and (c) shall not be paid or given unless Executive executes a customary agreement releasing all claims against the Company (in the form attached hereto as Exhibit A) (the “Release Agreement”) and the Release Agreement becomes enforceable and irrevocable within 60 days following the date on which the termination of Executive’s employment becomes effective. The Annual Salary due under this Section 5.3(b) (the “Severance”) shall commence to be paid to Executive on the first Company payroll date following the date the Release Agreement becomes enforceable and irrevocable, provided, however, that: (x) if the 60-day period in which the Release Agreement is required to become effective and enforceable begins in one calendar year and ends in the following calendar year, the Severance shall be paid in the second calendar year; and (y) in all events, subject to the effectiveness of the Release Agreement, the Severance shall be paid prior to March 15 of the year following the year in which the termination of Executive’s employment becomes effective. The pro-rated bonus due under Section 5.3(c) shall be paid to Executive at such time when the Company pays bonuses to its senior executives, but in no event earlier than the date provided in the preceding sentence. The Company shall pay the premiums due under Section 5.3(d) each month at the time the Company normally pays the insurer of the Company’s group health insurer on behalf of its remaining employees.

5.4 Change in Control.

(a) Executive shall be fully eligible to participate and receive benefits and payments under the terms of the Company’s Senior Executive Severance Plan (the “Severance Plan”); provided that, to the extent the Company modifies the Severance Plan or adopts a similar plan or policy that provider greater severance benefits and/or payments to the Company’s senior executives, Executive shall be fully entitled to participate in such modified Severance Plan or newly adopted plan or policy.

(b) In addition, the applicable award agreement for the Option Grant shall provide that upon a Sale Event (as defined in the Plan), Executive shall receive 100% accelerated vesting of any unvested shares under the Option Grant, with such vesting to occur immediately prior to the closing of the Sale Event.

5.5 Additional Limitation.

(a) Anything in this Agreement to the contrary notwithstanding, in the event that the amount of any compensation, payment or distribution by the Company to or for the benefit of Executive, whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise, calculated in a manner consistent with Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”) and the applicable regulations thereunder (the “Severance Payments”), would be subject to the excise tax imposed by Section 4999 of the Code, the following provisions shall apply:

(i) If the Threshold Amount is less than (x) the Severance Payments, but greater than (y) the Severance Payments reduced by the sum of (A) the Excise Tax and (B) the total of the Federal, state, and local income and employment taxes on the amount of the Severance Payments which are in excess of the Threshold Amount, then the Severance Payments shall be reduced (but not below zero) to the extent necessary so that the sum of all Severance Payments shall not exceed the Threshold Amount. In such event, the Severance Payments shall be reduced in the following order: (A) cash payments not subject to Section 409A of the Code; (B) cash payments subject to Section 409A of the Code; (C) equity-based payments and acceleration; and (D) non-cash forms of benefits. To the extent any payment is to be made over time (e.g., in installments, etc.), then the payments shall be reduced in reverse chronological order.

(ii) Except in the circumstances set forth in (i), Executive shall be entitled to receive his full Severance Payments.

(b) For the purposes of this Section 5.5, “Threshold Amount” shall mean three times Executive’s “base amount” within the meaning of Section 280G(b)(3) of the Code and the regulations promulgated thereunder less one dollar ($1.00); and “Excise Tax” shall mean the excise tax imposed by Section 4999 of the Code, and any interest or penalties incurred by Executive with respect to such excise tax.

(c) The determination as to which of the alternative provisions of Section 5.5(a) shall apply to Executive shall be made by a nationally recognized accounting firm selected by the Company (the “Accounting Firm”), which shall provide detailed supporting calculations both to the Company and Executive within 15 business days of the Date of Termination, if applicable, or at such earlier time as is reasonably requested by the Company or Executive. For purposes of determining which of the alternative provisions of Section 5.5(a) shall apply, Executive shall be deemed to pay federal income taxes at the highest marginal rate of federal income taxation applicable to individuals for the calendar year in which the determination is to be made, and state and local income taxes at the highest marginal rates of individual taxation in the state and locality of Executive’s residence on the Date of Termination, net of the maximum reduction in federal income taxes which could be obtained from deduction of such state and local taxes. Any determination by the Accounting Firm shall be binding upon the Company and Executive.

6. Covenants of Executive.

6.1 Non-Competition; Non-Solicitation. As a material inducement to the Company to enter into this Agreement, Executive hereby expressly agrees to be bound by the following covenants, terms and conditions. Executive hereby agrees that he will have access to trade secrets, proprietary and confidential information relating to the Company and its affiliates and their respective clients, including but not limited to, marketing data, financial information, client and prospect lists (including without limitation, computer and web-based compilations (including but not limited to salesforce.com or other CRM system data) maintained by the Company or its affiliates or Executive), and details of programs and methods, potential and actual acquisitions, divestitures and joint ventures, pricing policies, strategies, terms of service, business and product plans, cost information and software, in each case of the Company, its affiliates and/or their respective clients. Accordingly, Executive voluntarily enters into the following covenants to provide the Company with reasonable protection of those interests:

(a) Executive agrees that during the term of his employment with the Company and for a period of one year thereafter, Executive shall not, alone or as an employee, officer, director, agent, shareholder (other than an owner of 2% or less of the outstanding shares of any publicly-traded company), consultant, partner, member, owner or in any other capacity, directly or indirectly:

(i) engage in any Competitive Activity (as defined below) within or with respect to any location in the United States or abroad in which Executive performed or directed his services (including but not limited to sales and customer support calls, whether conducted in person, by telephone or online) at any time during the 12-month period immediately preceding the termination of Executive’s employment for any reason (the “Territories”), or assist any other person or organization in engaging in, or preparing to engage in, any Competitive Activity in such Territories;

(ii) solicit or provide services to any Clients, as defined below, of the Company and/or any of its affiliates, on his own behalf or on behalf of any third party, in furtherance of any Competitive Activity. For purposes of this Section 6, “Client” shall mean any then-current customer of the Company, former customer of the Company (who was a customer of the Company within the 12-month period immediately preceding the termination of Executive’s employment hereunder);

(iii) encourage, participate in or solicit any employee or consultant of the Company and/or any affiliate to engage in Competitive Activity or to accept employment with any third party, whether or not engaged in Competitive Activity. This subsection (iii) shall be limited to employees and consultants who: (A) are current employees or consultants; or (B) left the employment of the Company or whose provision of services to the Company terminated within the 12-month period prior to Executive’s termination of employment with the Company for any reason; and

(iv) for purposes of this Agreement, “Competitive Activity” shall mean any offering, sale, licensing or provision by any entity of any software, application service or system, in direct competition with the Company’s current or planned offerings and including electronic or digital document repositories for inter-enterprise exchanges designed to facilitate transactional due diligence, mergers, acquisitions, divestitures, financings, investments, investor relations, research and development, clinical trials, sharing, sending, receiving and/or synchronization of data, content or other information inside or outside corporate firewalls, or other business processes for which the Company’s products or services are or have been used during the 12-month period preceding termination of Executive’s employment for any reason.

(b) Executive agrees that the foregoing restrictions are reasonable and justified in light of: (i) the nature of the Company’s business and customers; (ii) the confidential and proprietary information to which Executive has had and will have exposure and access during the course of his employment with the Company; and (iii) the need for the adequate protection of the business and the goodwill of the Company. In the event any restriction in this Section 6 is deemed to be invalid or unenforceable by any court of competent jurisdiction, Executive agrees to the reduction of said restriction to such period or scope that such court deems reasonable and enforceable.

(c) Executive acknowledges and agrees that any breach of this Section 6 shall cause the Company immediate, substantial and irreparable harm and therefore, in the event of any such breach, Executive agrees that, without prejudice to any other remedies which may be available to the Company, and the Company shall have the right to seek specific performance and injunctive relief, without the need to post a bond or other security.

(d) Without in any way limiting the provisions of this Section 6, Executive further acknowledges and agrees that the provisions of this Section 6 shall remain applicable in accordance with their terms after the date of termination of Executive’s employment, regardless of whether Executive’s termination or cessation of employment is voluntary or involuntary.

6.2 Confidential and Proprietary Information. During and after the term of Executive’s employment with the Company, Executive covenants and agrees that he will not disclose to anyone without the Company’s prior written consent, any confidential materials, documents, records or other non-public information of any type whatsoever concerning or relating to the business and affairs of the Company which Executive may have acquired in the course of his employment hereunder, including but not limited to: (a) trade secrets of the Company; (b) lists of and/or information concerning current, former, and/or prospective customers or clients of the Company; (c) identities and skill sets of employees or contractors of the Company, and (d) information relating to methods of doing business (including information concerning operations, technology and systems) in use or contemplated use by the Company and not generally known among the Company’s competitors (the “Confidential Information”), except that Executive may use and disclose such Confidential Information (i) in the course of Executive’s employment with, and for the benefit of, the Company, (ii) to enforce any rights or defend any claims hereunder or under any other agreement to which Executive is a party with the Company, provided that such disclosure is relevant to the enforcement of such rights or defense of such claims and is only disclosed in the formal proceedings related thereto, (iii) when required to do so by a court of law, by any governmental agency having supervisory authority over the business of the Company or by any administrative or legislative body (including a committee thereof) with jurisdiction to order him to divulge, disclose or make accessible such Confidential Information; provided that Executive shall give prompt written notice to the Company of such requirement, disclose no more information than is so required, and reasonably cooperate with any attempts by the Company to obtain a protective order or similar treatment, (iv) as to such Confidential Information that is or becomes generally known to the public or trade without Executive’s violation of this Section 6.2, or (v) to Executive’s spouse, attorney and/or his personal tax and financial advisors as reasonably necessary or appropriate to advance Executive’s tax, financial and other personal planning (each an “Exempt Person”), provided, however, that any disclosure or use of Confidential Information by an Exempt Person shall be deemed to be a breach of this Section 6.2 by Executive.

6.3 Rights and Remedies upon Breach. Executive acknowledges and agrees that his breach of any provision of this Section 6 (the “Restrictive Covenants”) would result in irreparable injury and damage for which money damages do not provide an adequate remedy. Therefore, if Executive breaches or threatens to commit a breach of any Restrictive Covenant, the Company shall have the following rights and remedies (in accordance with applicable law and upon compliance with any necessary prerequisites imposed by law upon the availability of such remedies), each of which rights an remedies shall be independent of the other and severally enforceable, and all of which right and remedies shall be in addition to, and not in lieu of, any other rights and remedies available to the Company under law or in equity (including, without limitation, the recovery of damages):

(a) to have the Restrictive Covenants specifically enforced (without posting bond and without the need to prove damages) by any court having jurisdiction, including, without limitation, the right to seek an entry against Executive of restraining orders and injunctions (preliminary, mandatory, temporary and permanent) against violations, threatened or actual, and whether or not then continuing, of such covenants;

(b) to require Executive to forfeit his right to receive the balance of any compensation due him which is not yet earned and accrued under this Agreement (whether it be in the form of Annual Salary, expenses or paid time off); and

In addition, without limiting the Company’s remedies for any breach by Executive of the Restrictive Covenants, except as required by law, if (i) the Company files a civil action against Executive based on his alleged breach of the Restrictive Covenants, and (ii) the Company obtains preliminary injunctive relief enjoining the Executive from breaching any of the Restrictive Covenants, or a court of competent jurisdiction issues a final judgment (not subject to appeal, which shall include any order or judgment that finally disposes of the action) that the Executive has breached any of the Restrictive Covenants, then the Executive shall promptly repay to the Company any such payments he previously received pursuant to Sections 5.3(b) and (c) above and the Company will have no obligation to pay any of the amounts that remain payable by the Company under Sections 5.3(b) and (c). If, however, a court of competent jurisdiction either denies the Company’s motion, request or application for preliminary injunctive relief or issues a final judgment (not subject to appeal, which shall include any order or judgment that finally disposes of the action) that the Executive has not breached any of the Restrictive Covenants, then Executive shall not be obligated to repay, and the Company shall not be entitled to recoup, any of the payments made to the Executive pursuant to Sections 5.3(b) and (c).

6.4 Definition of the Company. For this Section 6, the “Company” shall include all of the Company’s parents, subsidiaries, and affiliates and their respective successors and assigns, and “affiliate” shall mean any entity that, directly or indirectly, through one or more intermediaries, controls or is controlled by or is under common control with the Company. As used in this Section 6.4, “control” shall mean the possession, directly or indirectly, of the powers to direct or cause the direction of the management and policies of such entity, whether though the ownership of voting securities, by contract or otherwise.

7. Section 409A of the Code.

(a) The Severance payable to Executive under Sections 5.3 of this Agreement are intended to be exempt from the coverage of Section 409A of the Code because the payments are made to Executive within the time periods set forth in Treas. Reg. §1.409A-1(a)(4) and each installment payment is intended to be a separate payment for purposes of Treas. Reg. §1.409A-2(b)(2)(iii). To the extent that any payment or benefit due to Executive under this Agreement provides for the payment of non-qualified deferred compensation benefits in connection with a termination of the Executive’s employment (regardless of the reason for such termination), however, such termination of the Executive’s employment triggering payment of benefits under the terms of this Agreement must also constitute a “separation from service” under Section 409A(a)(2)(A)(i) of the Code and Treas. Reg. §1.409A-1(h) before the Company shall make payment of such benefits. To the extent that termination of the Executive’s employment does not constitute a separation of service under Section 409A(a)(2)(A)(i) of the Code and Treas. Reg. §1.409A-1(h) (as the result of further services that are reasonably anticipated to be provided by him to the Company or any of its affiliates or successors at the time his employment terminates), any benefits payable under this Agreement that constitute non-qualified deferred compensation under Section 409A of the Code shall be delayed until after the date of a subsequent event constituting a separation of service under Section 409A(a)(2)(A)(i) of the Code and Treas. Reg. §1.409A-1(h). For purposes of clarification, this Section 7(a) shall not cause any forfeiture of benefits on the Executive’s part, but shall only act as a delay in payment of such benefits until such time as a separation from service occurs.

(b) Anything in this Agreement to the contrary notwithstanding, if at the time of Executive’s separation from service within the meaning of Section 409A of the Code, Executive is also a “specified employee” within the meaning of Section 409A(a)(2)(B)(i) of the Code, then to the extent any payment or benefit that Executive becomes entitled to under this Agreement on account of Executive’s separation from service would be considered deferred compensation subject to Section 409A of the Code, such payment shall not be payable and such benefit shall not be provided until the date that is the earlier of (A) six months and one day after Executive’s separation from service, or (B) Executive’s death.  If any such delayed cash payment is otherwise payable on an installment basis, the first payment shall include a catch-up payment covering amounts that would otherwise have been paid during the six-month period but for the application of this provision, and the balance of the installments shall be payable in accordance with their original schedule.

(c) All in-kind benefits provided and expenses eligible for reimbursement under this Agreement shall be provided by the Company or incurred by Executive during the time periods set forth in this Agreement.  All reimbursements shall be paid as soon as administratively practicable, but in no event shall any reimbursement be paid after the last day of the taxable year following the taxable year in which the expense was incurred.  The amount of in-kind benefits provided or reimbursable expenses incurred in one taxable year shall not affect the in-kind benefits to be provided or the expenses eligible for reimbursement in any other taxable year.  Such right to reimbursement or in-kind benefits is not subject to liquidation or exchange for another benefit.

(d) The parties intend that this Agreement will be administered in accordance with Section 409A of the Code. To the extent that any provision of this Agreement is ambiguous as to its compliance with Section 409A of the Code, the provision shall be read in such a manner so that all payments hereunder comply with Section 409A of the Code. The parties agree that this Agreement may be amended, as reasonably requested by either party, and as may be necessary to fully comply with Section 409A of the Code and all related rules and regulations in order to preserve the payments and benefits provided hereunder without additional cost to either party.

(e) The Company makes no representation or warranty and shall have no liability to Executive or any other person if any provisions of this Agreement are determined to constitute deferred compensation subject to Section 409A of the Code but do not satisfy an exemption from, or the conditions of, such Section.

8. Other Provisions

8.1 Severability. Executive acknowledges and agrees that (i) he has had an opportunity to seek advice of counsel in connection with this Agreement; and (ii) the Restrictive Covenants are reasonable in geographical and temporal scope and in all other respects. If it is determined by a court of competent jurisdiction that any provision of this Agreement, including, without limitation, any Restrictive Covenant, or any part thereof, is invalid or unenforceable, the remainder of the Agreement shall not thereby be affected and shall be given full effect, without regard to the invalid provisions. The parties hereto will substitute for the invalid or unenforceable provision a new, mutually acceptable, valid and enforceable provision of like economic effect.

8.2 Blue Penciling. If any court determines that any covenant in this Agreement, including, without limitation, any Restrictive Covenant or any part thereof, is unenforceable because of the duration or geographical scope of such provision, the duration or scope of such provision, as the case may be, shall be reduced so that such provision becomes enforceable and, in its reduced form, such provision shall then be enforceable and shall be enforced.

8.3 Indemnification. Executive shall be entitled to indemnification as provided in the Company’s certificate of incorporation and bylaws, to the fullest extent permitted under Delaware law. In addition, the Company and Executive will execute the Company’s standard indemnification agreement for senior executive and/or directors.

8.4 Notices. Any notice or other communication required or permitted hereunder shall be in writing and shall be delivered in person, by facsimile or electronic mail or by certified or registered mail, postage prepaid. Any such notice given by certified or registered mail shall be deemed given five days after the date of deposit in the United States mails as follows:

(i)	If to the Company to:

General Counsel

150 East 42nd Street, 8th Floor
New York, NY 10017

(ii)	If to Executive, to:

Derek Irwin

XXXXXXXXXXXX

XXXXXXXXXXXXX

Any such person may by notice given in accordance with this Section to the other party designate another address or person for receipt by such person of notices hereunder.

8.5 Entire Agreement. This Agreement, along with exhibit attached hereto and the award agreements referenced in Section 3 above, constitutes the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and terminates and supersedes any and all prior agreements, understandings and representations, whether written or oral, by or between the parties hereto or their affiliates which may have related to the subject matter hereof in any way.

8.6 Waivers and Amendments. This Agreement may be amended, superseded or canceled, and the terms hereof may be waived, only by a written instrument singed by the parties or, in the case of a waiver, by the party waiving compliance. No delay by either party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any party of any such right, power or privilege nor any single or partial exercise as any such right, power or privilege, preclude any other or further exercise thereof or the exercise of any other such right, power or privilege.

8.7 GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAW.

8.8 Venue. The parties agree irrevocably to submit to the exclusive jurisdiction of the federal courts or, if no federal jurisdiction exists, the state courts, located in Boston, Massachusetts, for the purposes of any suit, action or other proceeding brought by any party arising out of any breach of any of the provisions of this Agreement and hereby waive, and agree not to assert by way of motion, as a defense or otherwise, in any such suit, action, or proceeding, any claim that it is not personally subject to the jurisdiction of the above-named courts, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper, or that the provisions of this Agreement may not be enforced in or by such courts.

8.9 Assignment. This Agreement, and Executive’s rights and obligations hereunder, may not be assigned by Executive without the prior written consent of the Company; any purported assignment by Executive in violation hereof shall be null and void. In the event of any sale, transfer or other disposition of all or substantially all of the Company’s assets or business, whether by merger, consolidation or otherwise, the Company shall assign this Agreement and its rights and obligations hereunder.

8.10 Withholding. The Company shall be entitled to withhold from any payments or deemed payments any amount of withholding required by applicable law.

8.11 Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors, permitted assigns, heirs, executors and legal representatives.

8.12 Survival. Anything in this Agreement to the contrary notwithstanding, to the extent applicable, Sections 1, 6 and 8 shall survive the termination of this Agreement for any reason.

8.13 Headings. The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.

8.14 Legal Fees. The Company shall reimburse the reasonable legal fees and expenses of Executive incurred in connection with the review and negotiation of this Agreement, not to exceed $5,000.

8.15 Counterparts. This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original but all such counterparts together shall constitute one and the same instrument. Each counterpart may consist of two copies hereof each signed by one of the parties hereto.

8.16 Third-Party Agreements and Rights. Executive represents to the Company that Executive’s execution of this Agreement, Executive’s employment with the Company and the performance of Executive’s proposed duties for the Company will not violate any obligations Executive may have to any previous employer or any other party. In Executive’s work for the Company, Executive will not disclose or make use of any information in violation of any agreements with or rights of any previous employer or other party, and Executive will not bring to the premises of the Company any copies or other tangible embodiments of non-public information belonging to or obtained from any previous employment or other party.

8.17 Clawback. The bonus payments and equity grants made to Executive under this Agreement shall be subject to and shall be deemed amended hereby to ensure compliance with a policy adopted by the Company in response to any statutory or regulatory mandate requiring the repayment of compensation paid to Executive, provided, however, that unless specifically required by such statute or regulation, such policy shall not be deemed to amend this Agreement to require diminution, reduction or repayment of any compensation paid, awarded or promised to Executive under this Agreement prior to the effective date of such statute, regulation, mandate or order, including without limitation any bonus payment or equity award.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have signed their names as of the day and year first above written.

DEREK IRWIN	INTRALINKS HOLDINGS, INC.

/s/ DEREK IRWIN	By:	/s/ Ronald W. Hovsepian
Name: Ronald W. Hovsepian Title: President and Chief Executive Officer

Date: August 31, 2012	Date: August 30, 2012

Exhibit A

Form of Release Agreement

[INTRALINKS HOLDINGS, INC. LETTERHEAD]

[XX]

Dear [XX]:

This release agreement (“Agreement”) is tendered to you in accordance with the terms of your [XX], 2012 Employment Agreement (the “Employment Agreement”) and confirms the agreement that we have reached regarding your separation from employment with IntraLinks Holdings, Inc. and any of its related and affiliated entities (the “Company”). The purpose of this Agreement is to establish mutually agreeable arrangements for amicably ending your employment relationship and to provide for an appropriate release of any claims by you. As you know, execution of this Agreement also is a precondition to your eligibility for severance benefits under the Employment Agreement.

It is important that this Agreement be entered into with several understandings between you and the Company. You are entering into this Agreement voluntarily. You understand that you are giving up your right to bring all possible legal claims against the Company among others, including claims relating to your employment and separation from employment.

Neither the Company nor you want your employment relationship to end with a legal dispute. You understand that by entering into this Agreement, the Company is not admitting in any way that it violated any legal obligation that it owed to you or to any other person. To the contrary, the Company’s willingness to enter into this Agreement demonstrates that it is continuing to deal with you fairly and in good faith.

With those understandings and in exchange for the promises set forth below, you and the Company agree as follows:

1. Termination

You confirm and agree that your employment with the Company terminated effective ________________ (the “Termination Date”). You also hereby resign from any and all positions, offices and directorships that you may hold with the Company and its affiliates as of the Termination Date. To the extent that the Company has not already done so, the Company shall pay to you within ten days of the termination of your employment a lump-sum amount equal to the amounts due under Sections 5.3(a), (f) and (g) of the Employment Agreement through the Termination Date.

2. Severance Benefit

Once this Agreement becomes enforceable and irrevocable, you will receive the severance package set forth in Section 5.3 of the Employment Agreement in accordance with the terms and conditions set forth therein.

3. Release of Claims

You voluntarily and irrevocably release and discharge the Company, each related or affiliated entity, employee benefit plans, and the predecessors, successors, and assigns of each of them, and each of their respective current and former officers, directors, shareholders, employees, and agents (any and all of which are referred to as “Releasees”) generally from all charges, complaints, claims, promises, agreements, causes of action, damages, and debts that relate in any manner to your employment with or services for the Company, known or unknown (“Claims”), which you have, claim to have, ever had, or ever claimed to have had against any of the Releasees through the date on which you execute this Agreement. This general release of Claims includes, without implication of limitation, all Claims related to the compensation provided to you by the Company, your decision to resign from your employment, your termination from the Company, your resignation from directorships, offices and other positions with the Company, or your activities on behalf of the Company, including, without implication of limitation, any Claims of wrongful discharge, breach of contract, breach of an implied covenant of good faith and fair dealing, tortious interference with advantageous relations, any intentional or negligent misrepresentation, and unlawful discrimination or deprivation of rights under the common law or any statute or constitutional provision (including, without implication of limitation, the Employee Retirement Income Security Act, Title VII of the Civil Rights Act of 1964, the Age Discrimination in Employment Act, the Americans with Disabilities Act and Chapter 151B of the Massachusetts General Laws). You also waive any Claim for reinstatement, damages of any nature, severance pay, attorney’s fees, or costs.

You agree that you will not hereafter pursue any Claim against any Releasee, by filing a lawsuit in any local, state or federal court for or on account of anything which has occurred up to the present time as a result of your previous employment and you shall not seek reinstatement, damages of any nature, severance pay, attorney’s fees, or costs, provided, however, that nothing in this general release shall be construed to include a release of Claims that (a) arise from the Company’s obligations under this Agreement, the Employment Agreement, any equity award/grant agreements (of whatever name or kind), and any shareholder agreements between you and the Company, (b) relate to your status as a shareholder in the Company, (c) relate to the Company’s obligation to defend and indemnify you under the terms of your indemnification agreement with the Company, the Company’s certificate of incorporation and by-laws, Delaware law and any applicable directors and officers liability insurance policy, and (d) cannot be released as a matter of law. You represent you have not assigned to any third party and you have not filed with any agency or court any Claim released by this Agreement.

4. Confidential and Proprietary Information

You acknowledge your ongoing covenant under Section 6.2 of the Employment Agreement to preserve as confidential the Company’s Confidential Information as that term is defined by Section 6.2. Your covenants under Section 6 of the Employment Agreement are incorporated herein by this reference.

5. Return of Property

All documents, records, material and all copies of any of the foregoing pertaining to Confidential Information (as defined in Section 6.2 of the Employment Agreement), and all software, equipment, and other supplies, whether or not pertaining to Confidential Information, that have come into your possession or been produced by you in connection with your employment (“Property”) have been and remain the sole property of the Company and you confirm that you have returned to the Company all Property. In no event should this provision be construed to require you to return to the Company any document or other materials concerning your remuneration and benefits during your employment with the Company.

6. Litigation Cooperation

You agree to cooperate fully with the Company in the defense or prosecution of any claims or actions which already have been brought or which may be brought in the future against or on behalf of the Company which relate to events or occurrences that you were involved in or which you gained knowledge of during your employment with the Company. Your full cooperation in connection with such claims or actions shall include, without implication of limitation, being available to meet with counsel to prepare for discovery or trial and to testify truthfully as a witness when reasonably requested by the Company at reasonable times designated by the Company. You agree that you will not voluntarily disclose any information to any person or party that is adverse to the Company and that you will maintain the confidences and privileges of the Company. The Company agrees to reimburse you for any reasonable out-of-pocket expenses that you incur in connection with such cooperation, subject to reasonable documentation. The Company will try, in good faith, to exercise its rights under this Section so as not to unreasonably interfere with your ability to engage in gainful employment.

7. Protective Covenants

You acknowledge and affirm the ongoing validity of the protective covenants set forth in Section 6 of the Employment Agreement which covenants are incorporated herein by this reference. You acknowledge and affirm the Company’s right to seek injunctive relief as provided in Section 6 of the Employment Agreement to restrain any violations under Section 6 of the Employment Agreement.

8. Non-disparagement

You agree not to make any disparaging statements concerning the Company or any of its affiliates, subsidiaries or current or former officers, directors, shareholders, employees or agents. You further agree that you shall not voluntarily provide information to or otherwise cooperate with any individual or entity that is contemplating or pursuing litigation against any of the Releasees or that is undertaking any investigation or review of any of the Releasees’ activities or practices; provided, however, that you may participate in or otherwise assist in any investigation or inquiry conducted by the EEOC or the Massachusetts Commission Against Discrimination. These non-disparagement obligations shall not in any way affect your obligation to testify truthfully in any legal proceeding.

The Company will instruct its officers and directors not to take any action or make any statement, orally or in writing, which disparages or criticizes you or that would harm your reputation.

9. Notices, Acknowledgments and Other Terms

You are advised to consult with an attorney before signing this Agreement.

This Agreement and the Employment Agreement set forth the entire agreement between you and the Company, and all previous agreements, or promises between you and the Company relating to the subject matter of this Agreement and the Employment Agreement are superseded, null, and void, with the exception of any equity grant/award agreements (of whatever name or kind), shareholder agreements, and indemnification agreements between you and the Company, the terms of which remain in full force and effect.

You acknowledge that you have been given the opportunity, if you so desired, to consider this Agreement for 21 days before executing it. If not signed by you and returned to me so that I receive it by close of business on the day next following the foregoing period, this Agreement will be invalid. In addition, if you breach any of the conditions of the Agreement within the 21-day period, the offer of this Agreement will be withdrawn and your execution of the Agreement will not be valid. In the event that you execute and return this Agreement in less than the 21-day period you have been provided, you acknowledge that such decision was entirely voluntary and that you had the opportunity to consider this letter agreement for the entire period. The Company acknowledges that for a period of seven days from the date of the execution of this Agreement, you shall retain the right to revoke this Agreement by written notice that I actually receive before the end of such period, and that this Agreement shall not become effective or enforceable until the expiration of such revocation period (the “Effective Date”).

By signing this Agreement, you acknowledge that you are doing so voluntarily. You also acknowledge that you are not relying on any representations by me or any other representative of the Company concerning the meaning of any aspect of this Agreement.

This Agreement shall be binding upon each of the parties and upon their respective heirs, administrators, representatives, executors, successors and assigns, and shall inure to the benefit of each party and to their heirs, administrators, representatives, executors, successors, and assigns.

In the event of any dispute, this Agreement will be construed as a whole, will be interpreted in accordance with its fair meaning, and will not be construed strictly for or against either you or the Company. The law of the State of New York will govern any dispute about this Agreement, including any interpretation or enforcement of this Agreement. The jurisdiction and venue provisions set forth in Section 8.8 of the Employment Agreement will apply with respect to any dispute arising directly or indirectly out of this Agreement. In the event that any provision or portion of a provision of this Agreement shall be determined to be unenforceable, the remainder of this Agreement shall be enforced to the fullest extent possible as if such provision or portion of a provision were not included. This Agreement may be modified only by a written agreement signed by you and an authorized representative of the Company.

If you agree to these terms, please sign and date below and return this Agreement to me within the time limitation set forth above.

Sincerely, INTRALINKS HOLDINGS, INC.

By:
Title:
Accepted and agreed to:

[XX]	Date